Filed by: Energy Future Intermediate Holding Company EFIH Finance Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Energy Future Holdings Corp.

Commission File No.: 333-162327

News Release

FOR IMMEDIATE RELEASE

Energy Future Holdings Corp. and Subsidiaries

Announce Extensions of Early Tender Date for Exchange Offers and

Consent Date for Related Consent Solicitations

DALLAS – October 20, 2009 – Energy Future Holdings Corp. (“EFH Corp.”), its direct, wholly owned subsidiary, Energy Future Intermediate Holding Company LLC (“EFIH”), and EFIH’s direct, wholly owned subsidiary, EFIH Finance Inc. (“EFIH Finance” and, together with EFIH, the “EFIH Offerors”), announced today extensions of (i) the early tender date for their previously announced exchange offers (the “Exchange Offers”) to exchange certain outstanding debt securities (collectively, the “Old Notes”) for up to $4.0 billion of new senior secured notes (the “New Senior Secured Notes”) to be issued by EFH Corp. and/or the EFIH Offerors and (ii) the consent date for the related consent solicitations (the “Consent Solicitations”) from holders of certain Old Notes to certain proposed amendments to the related indentures, in each case upon the terms and subject to the conditions set forth in the prospectus relating to the Exchange Offers and the Consent Solicitations (the “Prospectus”) and the related Consent and Letter of Transmittal, as amended hereby. The Old Notes that are the subject of the Exchange Offers are the 5.55% Series P Senior Notes due 2014, the 6.50% Series Q Senior Notes due 2024, the 6.55% Series R Senior Notes due 2034, the 11.250%/12.000% Senior Toggle Notes due 2017 and the 10.875% Senior Notes due 2017, in each case issued by EFH Corp., and the 10.25% Senior Notes due 2015 and the 10.25% Senior Notes due 2015, Series B, in each case issued by Texas Competitive Electric Holdings Company LLC and TCEH Finance, Inc.

The Early Tender Date and the Consent Date (each as defined in the Prospectus) have each been extended to 5:00 p.m., New York City time, on October 23, 2009, unless either of them is further extended.

Except for the extensions of the Early Tender Date and the Consent Date, all of the terms and conditions of the Exchange Offers and Consent Solicitations set forth in the Prospectus and the related Consent and Letter of Transmittal remain unchanged.

The Exchange Offers are not conditioned on any minimum principal amount of Old Notes being tendered or the issuance of a minimum principal amount of New Senior Secured Notes offered in the Exchange Offers. However, the Exchange Offers are subject to certain other conditions, including the conditions (which cannot be waived) that the Registration Statement (as defined below), of which the Prospectus forms a part, has been declared effective by the Securities and Exchange Commission (“SEC”) and that each series of the New Senior Secured Notes to be issued in the Exchange Offers is approved for listing on the New York Stock Exchange, subject to notice of issuance, each as more fully described in the Prospectus.

Subject to applicable law, EFH Corp. and the EFIH Offerors have the right to amend, at any time and for any reason, and may terminate or withdraw any of the Exchange Offers and the Consent Solicitations if any of the conditions to the Exchange Offers are not satisfied or waived.

EFH Corp. and the EFIH Offerors filed a registration statement on Form S-4 (as it may be amended from time to time, the “Registration Statement”) relating to the Exchange Offers and the Consent Solicitations with the SEC on October 5, 2009. The Registration Statement has not yet become effective, and the New Senior Secured Notes may not be issued, nor may the Exchange Offers be completed, until such time as the Registration Statement has been declared effective by the SEC and is not subject to a stop order or any proceedings for that purpose.

We urge holders to read the Prospectus and the related Consent and Letter of Transmittal, each relating to the Exchange Offers and the Consent Solicitations prior to making a decision to tender any of their Old Notes or otherwise make an investment decision with respect to the New Senior Secured Notes because each contains important information regarding the Exchange Offers and the Consent Solicitations.

Copies of the preliminary Prospectus relating to the Exchange Offers and the Consent Solicitations and the related Consent and Letter of Transmittal will be made available to all holders of Old Notes free of charge and may be obtained from Global Bondholder Services Corporation, the Information Agent for the Exchange Offers, at (866) 387-1500 (U.S. toll free) or (212) 430-3774. Citigroup Global Markets Inc. and Goldman, Sachs & Co. are acting as the lead dealer managers in connection with the Exchange Offers and the lead solicitation agents in connection with the Consent Solicitations, and Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., KKR Capital Markets LLC and Morgan Stanley & Co. Incorporated are also acting as dealer managers and solicitation agents, in each case, as described in the Prospectus. For additional information, you may contact Citigroup Global Markets Inc. at (800) 558-3745 (U.S. toll free) or (212) 723-6106 (collect) or Goldman, Sachs & Co. at (800) 828-3182 (U.S. toll free) or (212) 357-4692 (collect). The Prospectus and the related Consent and Letter of Transmittal are also available free of charge at the SEC’s website at www.sec.gov.

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful. None of EFH Corp., the EFIH Offerors, the Dealer Managers or the Information Agent is making any recommendation as to whether or not holders should tender their Old Notes in connection with the Exchange Offers and the Consent Solicitations.

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About EFH Corp.

EFH Corp. is a Dallas-based energy holding company, with a portfolio of competitive and regulated energy subsidiaries, primarily in Texas, including TXU Energy, Luminant and Oncor. TXU Energy is a competitive retailer that provides electricity and related services to over 2.2 million electricity customers in Texas. Luminant is a competitive power generation business, including mining, wholesale marketing and trading, construction and development operations. Luminant has over 16,100 MW of generation in Texas, including 2,300 MW of nuclear and 5,800 MW of coal-fueled generation capacity, and is building an additional 2,200 MW of coal-fueled generation capacity. Luminant is also the largest purchaser of wind-generated electricity in Texas and fifth largest in the United States. Oncor is a regulated electric distribution and transmission business that uses superior asset management skills to provide reliable electricity delivery to consumers. Oncor operates the largest distribution and transmission system in Texas, providing power to three million electric delivery points over more than 102,000 miles of distribution and 14,000 miles of transmission lines. While Oncor is a subsidiary of EFH Corp., Oncor reports to a separate and independent board.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to various risks and uncertainties that could cause actual results to differ materially from management’s current projections, forecasts, estimates and expectations. All statements, other than statements of historical facts, that are included in this press release that address activities, events or developments that EFH Corp. and the EFIH Offerors expect or anticipate to occur in the future, including the Exchange Offers and Consent Solicitations (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projection,” “target,” “goal,” “objective,” and “outlook”), are forward-looking statements. Although EFH Corp. and the EFIH Offerors believe that in making any such forward-looking statement their expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors in the Prospectus and EFH Corp.’s reports filed with the SEC (including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Forward-Looking Statements” contained therein).

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Investor Relations:		Corporate Communications:
Bill Huber 214.812.2480	Tim Hogan 214.812.4641	Lisa Singleton 214.812.5049

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